EXHIBIT 21.1

SUBSIDIARIES OF ATLAS GROWTH PARTNERS, L.P.

Subsidiary	Jurisdiction of Formation

Atlas Growth Holdings Operating Company, LLC	Delaware

Atlas Growth Texas, LLC	Texas

Atlas Growth Oklahoma, LLC	Oklahoma

Atlas Growth Eagle Ford, LLC	Texas